

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 23, 2016

David K. Lifschultz
Chief Executive Officer
Genoil Inc.
1811 – 4 Street SW, Suite 218
Calgary, AB T2S1W2

> **Re: Genoil Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed May 10, 2016**
> **File No. 0-50766**

Dear Mr. Lifschultz.:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

Financial Statements

1.   We note that you submitted financial statements for the years ended December 31, 2015 and 2014 on Form 6-K on April 16, 2016, but have not filed the comparative financial statements that are required on Form 20-F. We see that you have taken a similar approach with the annual reports covering your 2014 and 2013 fiscal years, filed January 19, 2016 and December 10, 2015, having submitted financial statements on Form 6-K, December 14, 2015 and November 4, 2015. Additionally, you included Management's Discussion and Analysis pertaining to these periods as exhibits to the current reports without providing comparable details in the annual reports.

You would need to amend each Form 20-F to include financial statements and information about the business and operations, to comply with Items 8, 17, and 5 of Form 20-F, and Rule 13a-1 of Regulation 13A. The comparative financial statements that are required in each Form 20-F must cover three fiscal years, rather than the two fiscal years that you have reported on Form 6-K, to comply with Item 8.A.2.

You should also provide all of the required information about your change in auditor to comply with Item 16F of Form 20-F.

In addition to the foregoing, you should ensure the following deficiencies in the reports of the auditors currently associated with 2015-2014 and 2014-2013 financial statements are addressed in conjunction with your amendments to Form 20-F:

- The audit report accompanying each set of comparative financial statements must cover each period presented to comply with Item 8.A of Form 20-F. If any periods were audited by prior auditors, you will need to obtain a reissuance of the report from your prior auditors to include in the amendment.

- The audit reports must specify whether the financial statements comply with IFRS as issued by the IASB, as indicated in Item 17(c) of Form 20-F, and state whether the financial statements were audited in accordance with U.S. generally accepted auditing standards, as indicated in the Instruction to Item 8.A.2 of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686, with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources